Exhibit 4.2.(d)

Broad-based

Employees Share

Ownership Plan 2014

Rules

TELECOM ITALIA S.P.A.

BROAD-BASED EMPLOYEES SHARE OWNERSHIP PLAN 2014

RULES

1.    INTRODUCTION

In implementation of the resolutions made on 17 April 2013 by the Extraordinary Shareholders’ Meeting and then on 6 March 2014 by the Board of Directors of Telecom Italia S.p.A. (with registered office in Milan, at 2 Piazza degli Affari, tax code and registration number in the Milan Business Register 00488410010, also referred to as “Telecom Italia”, the “Company” and the “Issuer”), these rules (the “Rules”) have been drawn up for the “2014 Broad-based Employee Share Ownership Plan” (also referred to as the “2014 Plan” or the “Plan”).

The 2014 Plan consists of the offer to subscribe to ordinary shares in the Company for payment at a discounted price compared to the market price, reserved to permanent employees of the Company or its subsidiaries registered in Italy, and a further free allocation of ordinary shares, subject to retention of ownership of the subscribed shares for one year and continuing employment with Telecom Italia Group companies.

The section containing the Definitions is in annex 1.

2.    Description of the Plan

The Plan is the Offer to the Employees of a maximum of 54,000,000 Shares, with a maximum individual investment of 5,000 euros, without prejudice to the right to reallocation should the Reserved Capital Increase fail to satisfy all of the subscription requests.

The Share subscription price in the Offer shall be determined as the arithmetic mean of the official prices of the ordinary shares of the Company registered from 25/05/2014 to 25/06/2014 (both inclusive) on the Electronic Share Market organised and operated by Borsa Italiana S.p.A., calculated using as denominator only those days to which the prices used for the basis of the calculation apply, discounted by 10%, truncating to two significant figures (eurocents). If the value thus determined should be less than 0.55 euros, the subscription price will be defined as equal to 0.55 euros. The precise subscription price will be communicated in a notice published on the Group intranet on the evening of 25/06/2014.

The Subscribed Shares shall be held by the Issuer, which will guarantee to hold and administer them free of charge.

Those Subscribers who have retained the Subscribed Shares with the Issuer uninterruptedly throughout the Period of Investment, and who maintained their status as Employees will be allocated Bonus Shares in a ratio of 1 Bonus Share for every 3 Subscribed Shares (with rounding down to the nearest whole number if necessary).

In adhering to the Reserved Increase in Capital, the Subscribers undertake, while maintaining full enjoyment of the rights attached to and the free tradability of the Shares, to maintain the Subscribed Shares and Bonus Shares allocated to them on deposit and in the custody of the Issuer only, for three years from their date of subscription/allocation. Said deposit and custody at the Issuer’s premises is a service provided free of charge.

3.    Arrangements for accepting the Offer and for Payment of the Shares

Applications to accept the Offer must be submitted to Telecom Italia by completing the appropriate form on line, using an application available on the Group intranet (https://intranet.telecomitalia.it/ and http://noiportal.telecomitalia.it/). Each Recipient may submit a single application accepting the offer to subscribe the Reserved Increase in Capital.

Subscribers may request the allocation of a number of Shares that is a multiple of 3, from a minimum of 300 shares to a maximum corresponding to an investment of no more than 5,000 euros.

If Employees should request more Shares than the number of Shares envisaged for the Reserved Increase in Capital, they shall be reallocated according to the procedure described in Annex 2 “Allocation algorithm”.

Within 3 working days of the expiry of the Offer Period, each Subscriber shall be informed, by electronic mail, and subject to verification that the application can be proceeded with, in the irrevocable opinion of the Company, of the number of Shares accepted in subscription, the sum that must be paid by the Subscriber, and the terms of payment.

Payment for the Subscribed Shares must take place according to the following arrangements, more than one of which may be used together:

a)	in cash, by bank transfer;

b)

in cash, using the quota of severance pay that in accordance with the law is fully available to the Employee, and the remaining quota that is being held on deposit by the employing company on 31/05/2014. In this respect, the available amount is the sum net of the reserves posted to guarantee legal liabilities deriving from finance agreements, loans and mortgages, or due to acts of the Judicial Authorities deriving from legal separation or divorce judgements.

c)	in instalments, through a Company loan repayable by deductions from salary.

When accepting the offer, the Subscribers shall indicate their chosen payment arrangements, specifying the amount of the sum due that will be paid by bank transfer and/or the amount that will be paid using their severance pay and/or the amount for which a loan is requested.

Those Subscribers who have indicated payment by bank transfer as one of their chosen options, always when accepting the offer, must indicate one of the alternative options illustrated below, if the Company should not have received the transfer upon expiry of the period of time specified for payment:

•

total or partial subscription of the shares corresponding to the amount for which payment by bank transfer has been specified with alternative payment through a loan or through the use of severance pay and renunciation of subscription of that quota of the Shares that remains unpaid;

•	renunciation of subscription of all the Shares corresponding to the amount for which payment by bank transfer has been specified.

4.    Terms and Conditions for the loan

A loan may be requested for minimum amount equal to the price of 300 Shares, up to the total of the investment envisaged for subscription, and thus up to a maximum of 5,000 euros.

Repayment of the loan that may be requested from the Company for subscription of the Shares in the Reserved Increase in Capital will be in twelve instalments for loans of up to 3,000 euros, and in twenty four monthly instalments for loans of more than 3,000 euros.

If there is a reallocation, irrespective of the amount actually borrowed, the repayment of the loan will still be due in the number of instalments envisaged in the acceptance of the offer.

The loan shall be granted, subject to its feasibility in the irrevocable opinion of the Company, at the official reference rate of the ECB (European Central Bank) and repayment shall be made by constant monthly instalments deducted on the payroll, from the first useful salary payment. The employee shall provide irrevocable instructions to the Company to make the related deductions from payroll, also on behalf of Telecom Italia, at the time of acceptance of the offer.

The interest applied by the Company:

•

shall, for 2014, be the official reference rate of the ECB at 31 December 2013, subject to settlement of the outstanding sum owed or payable after recalculation of the interest based on the official reference rate at 31 December 2014;

•

shall, for 2015, be the official reference rate of the ECB at 31 December 2014, subject to settlement of the outstanding sum owed or payable after recalculation of the interest based on the official reference rate at 31 December 2015;

•

shall, for 2016, be the official reference rate of the ECB at 31 December 2015, subject to settlement of the outstanding sum owed or payable after recalculation of the interest based on the official reference rate at 31 December 2016;

Any interest due will be deducted from the salary payment due for the month of January.

The Employee shall have the right to repay the loan in advance, by paying a sum equal to the outstanding capital sum owed.

If the employee should move from one Group company to another Group company, the loan shall continue without a break at the company to which he or she has transferred.

If the employment by Telecom Italia or another Group company should cease, the loan shall be automatically terminated, and the Employee must repay the outstanding sum, which may be retained in a single amount from the final salary payment made to the employee, and outstanding interest will be applied at the official interest rate in force at the date their employment ended. If the Subscriber dies during the period of repayment of the loan, the outstanding capital sum owed will be recovered by the Company in a single sum from the last payments due to him/her.

Shares Subscribed with a loan will not be available during the repayment period, apart from the release in two tranches applicable to loans for 24 months described below. The Subscriber undertakes to not perform any action that might lead to loss or limitation of the ownership of the Subscribed Shares during the period of repayment of the loan, without prejudice to his or her right to exercise every other right connected to the Subscribed Shares. In case of a loan for 24 months, the Shares will be made available in two tranches, after twelve and twenty four months’ repayment, respectively, with the following arrangements:

•	a quantity of Shares corresponding to half the Shares Subscribed through a loan will be made available upon payment of the twelfth instalment;

•	the remaining half of the Shares Subscribed through a loan will be made available upon payment of the twenty fourth instalment;

If, after having taken out a loan, the monthly salary received should no longer be sufficient to guarantee payment of the loan instalments, or if, after termination of the employment relationship with Telecom Italia or other Group companies, the last salary payments should not be sufficient to guarantee repayment of the outstanding capital in a single payment, Telecom Italia will inform the Employee, in a written communication, of the arrangements and terms for extinguishing the loan.

If the Employee should not make provision for extinguishing the loan using the arrangements and terms communicated by Telecom Italia, the latter may dispose of all the Shares of the Employee which are found to have not yet been paid for with the loan, based on a specific authorisation obtained in the Offer acceptance phase. Telecom Italia will, in the name and on behalf of the Employee, make provision for them to be offered for sale at the best price on the Electronic Share Market organised and managed by Borsa Italiana S.p.A., through an authorised broker, on the tenth day of trading after the final date indicated in the written communication specified above. Telecom Italia will retain the proceeds of the sale until the amount needed to extinguish the loan has been received; any residual sum will be credited to the current account indicated by the Employee.

Similarly, Telecom Italia will proceed to sell the shares if the Employee should die before the loan has been repaid.

5.    Conditions for the allocation of the Bonus Shares

The right to the allocation of Bonus Shares accrues on expiry of the Investment Period and shall be dependent on the number of Subscribed Shares maintained uninterruptedly on deposit with the Issuer for the same Investment Period, in the measure of one Bonus Share for every three Subscribed Shares (rounding down to the nearest whole number, if necessary).

Bonus Shares will be allocated to Subscribers after the necessary verification that the conditions for their allocation and to carry out the Free Increase in Capital have been completed.

The right to the allocation of Bonus Shares lapses if, during the Investment Period, the Employee ceases to be considered an Employee and, that is, is no longer employed by the Company or by a company registered in Italy directly or indirectly controlled by the latter, even if the company is not the same Group company by which the individual was employed at the time of acceptance of the offer to subscribe the Reserved Increase in Capital, including when Employee status has been lost due to loss of control of the employing company by Telecom Italia or as an effect of transactions of an extraordinary nature. The right is maintained in case of passage of the Employee from one Group company to another Group company with registered offices in Italy.

The right to the allocation of Bonus Shares also lapses if the Subscriber should die during the Investment Period.

6.    National insurance and tax regime

The national insurance and tax contributions relating to the Subscribed Shares and Bonus Shares allocated shall remain the respective responsibility of the Subscribers and the Company, for their respective competence, based on the applicable pro tempore regulations.

Pursuant to article 51, subsection 2(g), of the TUIR (Consolidated Law on Income Tax), the economic benefit deriving to the employee from the discounted purchase of shares offered to all employees for an annual amount of no more than 2,065.83 euros is not included in his or her taxable income from employment, provided that the shares are not sold in the three years following their acquisition.

So if, upon subscription of the Subscribed Shares and/or the allocation of the Bonus Shares, the economic benefit obtained should exceed the aforementioned limit of non-taxability, the taxes and contributions due on the excess amount will be withheld, pursuant to law, from the salary of the Employee by the company employing him or her.

Without prejudice to the non-availability of the Shares in case of a loan, in the terms set out above, the Subscriber may transfer the Subscribed Shares and the allocated Bonus Shares during the period of deposit at the Issuer.

If the subscribed shares and Bonus Shares allocated should be transferred before at least three years have elapsed from their respective dates of subscription/allocation, the taxes and contributions due on the amount previously considered non-taxable will be withheld, pursuant to law, from the salary of the Employee by the company employing him or her.

The national insurance and tax regime of Beneficiaries of the Plan who are resident abroad for tax purposes is that of the tax jurisdictions involved, without prejudice to any applicable international agreements on double taxation.

The tax regime applicable to the successors and assigns of a Subscriber who has died is the regime of the succession mortis causa.

7.    Changes to the Plan

The Board of Directors or its delegated representative may make any amendments to the terms and conditions of the Plan required by changes in the applicable law or extraordinary events that might influence it.

8.    Communications

Communications pursuant to these Rules shall be made in writing, by ordinary post or by electronic mail.

Communications shall be made preferably to the work address or company e-mail address, or at the domicile and/or private e-mail address indicated by the Beneficiaries. For this purpose, it is the responsibility of the Beneficiaries to promptly communicate any changes to their domicile or private e-mail address to the offices of the People Value department.

9.    Disputes

Any disputes arising, dependent or in any way connected to the Plan, are devolved to the sole jurisdiction of the Milan judicial authorities.

Annex 1

DEFINITIONS

Reserved Increase in Capital—the increase in capital reserved to Employees, resolved by the Board of Directors of the Issuer on 6 March 2014, in exercising the mandate given to it by the Extraordinary Shareholders’ Meeting of 17 April 2013 for a maximum of 54,000,000 Shares, to be subscribed by Employees to a maximum sum of 5,000 euros per Employee.

Free Increase in Capital—the increase in capital pursuant to article 2349 of the Italian Civil Code, object of the mandate given to the Board of Directors of the Issuer, with the issue of Shares, referred to as Bonus Shares, to a maximum of 1/3 of the Reserved Increase in Capital (and thus for a maximum of 18,000,000 Shares), reserved free of charge to the Subscribers who retained uninterrupted ownership of the Subscribed Shares deposited at the Issuer throughout the Investment Period, and maintained their Employment, continuously, and assignable to each Subscriber in the measure of one Bonus Share for every three Subscribed Shares.

Company:—Telecom Italia or other Group subsidiary company registered in Italy by which the Employee is employed.

Share/Shares—the ordinary shares of Telecom Italia S.p.A., that are the object of the Plan. The Shares are traded on the Electronic Share Market organised and operated by Borsa Italiana S.p.A.

Subscribed Share(s)—the newly issued Shares subscribed in the Reserved Increase in Capital.

Bonus Shares—the Shares of new issue that may be allocated free of charge in the Reserved Increase in Capital, in the measure of one Bonus Share for every three Subscribed Shares.

Employees, or Beneficiaries—the employees with a permanent contract of employment with Telecom Italia or Group companies, registered in the Single Employment Register (Libro Unico del Lavoro) on 15/06/2014.

Telecom Italia Group or the Group—Telecom Italia and the companies it controls directly and indirectly with registered offices in Italy.

Offer—the offer reserved for Employees to subscribe to newly issued Shares, the object of the Reserved Increase in Capital.

Offer Period—the period in which the Offer may be accepted, which starts at 8.30 a.m. on 26/06/2014 and ends at 5.30 p.m. on 10/07/2014, during which Employees may subscribe to Shares.

Investment Period—the period of twelve months starting from the date the Subscribed Shares are allocated.

Subscribers—the Beneficiaries who accept the Offer and subscribe the Reserved Increase in Capital.

Annex no. 2

ALLOCATION ALGORITHM

If Employees should request more Shares than the number of Shares available for the Reserved Increase in Capital, they shall be reallocated according to the following procedure:

a)	each Subscriber shall be allocated a minimum quantity of 300 Shares;

b)

for those Subscribers who have requested a number of Shares that exceeds the minimum quantity, a further quantity of Shares shall be allocated in a measure proportional to the further Shares requested, rounding down to the multiple of 3 immediately below.

The sum payable by each Subscriber will be recalculated, multiplying the number of Shares allocated, determined as indicated, by the subscription price.

Based on the undertakings signed by each Subscriber in the offer acceptance phase, the amounts indicated for the various payment arrangements will also be redetermined, according to the following method:

(i)

firstly, if specified, the Subscriber will be required to pay in cash by bank transfer an amount equal to that defined by him or her for said payment method in the offer acceptance phase, up to the total sum due: the corresponding quantity of shares will consequently be redetermined if necessary;

(ii)

secondly, if specified and if necessary, the Subscriber will be required to pay by obtaining an advance on the severance pay that by law is fully available to him or her, an amount equal to that defined by him or her for said payment method in the offer acceptance phase, up to the total (remaining) sum due: the corresponding quantity of shares will consequently be redetermined if necessary;

(iii)

thirdly, if specified and necessary, the Subscriber will be required to pay by means of a loan, an amount equal to that defined by him or her for said payment method in the offer acceptance phase, up to the total (remaining) sum due: the corresponding quantity of shares will consequently be redetermined if necessary.

Equally, if, upon expiry of the terms specified for payment, the bank transfer payment of the sum due recalculated as defined in point (i) should not be received by the Company in sufficient time for the issue of the Shares allocated in subscription:

1)

the Subscriber will be required to pay, through an advance on the severance pay that is, by law, fully available to him or her, or through a loan of such sum as he may have defined for the respective payment arrangements in the instructions for non-execution of the bank transfer, until the total sum recalculated pursuant to point (i) has been paid;

2)	in case of payment by loan, the number of instalments will remain equal to the number indicated in the instructions for non-execution of the bank transfer;

3)	the number of Shares financed and/or renounced will consequently be redetermined.